

April 16, 2021

Abner Kurtin
Chair of the Board and Chief Executive Officer
Ascend Wellness Holdings, LLC
1411 Broadway
16th Floor
New York, NY 10018

      Re: Ascend Wellness Holdings, LLC
         Amendment No. 1 to
         Registration Statement on Form S-1
         Filed April 15, 2021
         File No. 333-254800

Dear Mr. Kurtin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Corporate Conversion, page 5

1. Given the new disclosure about the Reverse Split, please provide pro forma EPS data giving effect to the Reverse Split as well as the other contemporaneous conversion transactions that will take place prior to effectiveness. See Article 11 of Regulation S-X. This pro forma EPS data should be presented in each section of the filing where historical EPS is presented.

Net Losses, page 36

2.   Please expand this risk factor to address the $27 million 2021 charge disclosed on page 68.

Other Matters, page 67

3.   Please expand this disclosure to quantify the loss expense you expect to recognize in connection with the April 14, 2021 issuance of 10 million AWH common units to settle litigation (page II-3). If material, this loss should also be addressed in the corresponding risk factors on pages 36 and 41 concerning operating losses and litigation. It is not clear whether this litigation was disclosed in your prior filing. Assuming an IPO price of $10/share, it appears that the shares issued in this transaction could be worth $100 million. Consequently, please provide a thorough disclosure in the filing that clearly describes the litigation and how the transaction will be accounted for in your 2021 financial statements. Disclose also whether you expect the loss to be deductible for tax purposes. Further, please discuss this transaction in the Subsequent Event footnote to the financial statements.

    You may contact David Burton at (202) 551-3626 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James B. Guttman, Esq.